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                              July 15, 2022

       Lei Chen
       Chief Executive Officer
       Pinduoduo Inc.
       28/F, No. 533 Loushanguan Road, Changning District
       Shanghai, 200051
       People's Republic of China

                                                        Re: Pinduoduo Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-38591

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Introduction, page 1

   1. Please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the
disclosure throughout the document so that it is clear to investors which entity the
disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Please do not use terms such as    we    or    our    when
describing
                                                        activities or functions
of a VIE (i.e. "our VIE"). For example, disclose, if true, that your subsidiaries and/or the
VIE conduct operations in China, that the VIE is consolidated for accounting purposes but
is not an entity in which you own equity, and that the holding company does not
conduct operations. Please disclose clearly the entity (including the domicile) in which
public investors hold equity interests. Finally, in the defined terms on page 1, please revise
your definition of    China    and the    PRC    to include Hong Kong and
                                                        Macau.
 Lei Chen
FirstName
Pinduoduo LastNameLei Chen
           Inc.
Comapany
July       NamePinduoduo Inc.
     15, 2022
July 15,
Page  2 2022 Page 2
FirstName LastName
Part I
Item 3. Key Information, page 3

2. We note your disclosure that the Cayman Islands holding company controls and receives
         the economic benefits of the VIE   s business operations through
contractual agreements
         between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law.
3. We note your disclosure that you are not a Chinese operating company but a Cayman
         Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. Please disclose that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where
         Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
4. We note your disclosure about the legal and operational risks associated with being based
         in or having the majority of the company   s operations in China.
Please revise your
         disclosure to make clear whether these risks could result in a material change the value of the securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent
         statements and regulatory actions by China   s government, such as
those related to the use
         of variable interest entities and data security or anti-monopoly concerns, have or may
         impact the company   s ability to conduct its business, accept foreign
investments, or list on
         a U.S. or other foreign exchange. Finally, please disclose that your auditor is subject to the
 Lei Chen
FirstName
Pinduoduo LastNameLei Chen
           Inc.
Comapany
July       NamePinduoduo Inc.
     15, 2022
July 15,
Page  3 2022 Page 3
FirstName LastName
         determinations announced by the PCAOB on December 16, 2021 and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company.
5. We note your disclosure that under PRC laws and regulations effective as of the date of the annual report, none of you, your PRC subsidiaries, the VIE or its subsidiaries, is required to go through a review by the CAC or obtain other permissions from other governmental agencies. Please discuss how you came to that conclusion, why that is the case, and the basis on which you made that determination.
6.       We note your disclosure regarding the Holding Foreign Companies
Accountable Act
         ("HFCAA"). Please revise to also discuss the Accelerating HFCAA.
7. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a PRC entity, the funds may not be available to fund operations or for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Please provide cross-references to these other discussions.
8. We note your summary risk factors and disclosure of risks related to doing business in
         China. Please revise to include cross-references to the relevant individual detailed risk factors in that section.
Financial Information Related to Our VIE, page 9

9. Please revise your schedules to disaggregate the WFOEs that are the primary beneficiary of the VIEs. In addition, please revise your income information to present major line items, such as costs of revenues and share of results from subsidiaries, the VIE and subsidiaries of the VIE, and subtotals.
D. Risk Factors, page 13

10. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
11. We note your disclosure regarding the Chinese government's significant oversight and discretion over the conduct of your business. Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Lei Chen
Pinduoduo Inc.
July 15, 2022
Page 4
12. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 88

13. Your discussion of online marketing services revenues identifies multiple factors for material changes in your revenues without quantifying the impact of each. For each period discussed, please quantify the change for each of the factors that you cite. In addition, you attribute the increase in transaction services revenue in 2021 to increases in
         GMV. The increase in transaction services revenue was 144% while the increase in GMV was 46% for the period. Please further explain the increase in transaction services revenue and quantify each factor cited. Refer to Item 303(b) of Regulation
S-K.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
1. Organization, page F-12

14.      On page F-17, you state that there are no consolidated VIE   s assets
that are pledged or
         collateralized for the VIE   s obligations and which can only be used
to settle the VIE   s
         obligations, except for registered capital and the PRC statutory reserves. Please revise to quantify the registered capital and the PRC statutory reserves.
2. Summary of Significant Accounting Policies
(q) Research and development expenses, page F-23
FirstName LastNameLei Chen
15. Please explain to us why 85% of your depreciation expense and 49% of your share-based
Comapany    NamePinduoduo
       compensation   have beenInc.allocated to research and development
expense and detail how
July 15,such
         2022costs
               Pagequalify
                    4      as research and development activities. Refer to ASC
730.
FirstName LastName
 Lei Chen
FirstName
Pinduoduo LastNameLei Chen
           Inc.
Comapany
July       NamePinduoduo Inc.
     15, 2022
July 15,
Page  5 2022 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services